SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Noodles & Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

65540B105
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based upon 46,357,830 shares of Class A Common Stock, $0.01 par value per share (“Common Stock”) of Noodles & Company (the “Issuer”) outstanding as of May 5, 2023 as disclosed on the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based upon 46,357,830 shares of Common Stock of the Issuer outstanding as of May 5, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 11, 2023.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based upon 46,357,830 shares of Common Stock of the Issuer outstanding as of May 5, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 11, 2023.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,150,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,150,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%**
14	TYPE OF REPORTING PERSON IN

* Includes (1) 2,000,000 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P., (2) 50,000 shares of Common Stock of the Issuer held directly by J. Hale Hoak, and (3) 100,000 shares of Common Stock of the Issuer held by Zierk Family 2010 Irrevocable Trust, of which J. Hale Hoak serves as trustee.

** This calculation is based upon 46,357,830 shares of Common Stock of the Issuer outstanding as of May 5, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 11, 2023.

1	NAME OF REPORTING PERSONS James M. Hoak Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,396,690*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,396,690*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,396,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14	TYPE OF REPORTING PERSON IN

* Includes (1) 2,000,000 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P., and (2) 396,690 shares of Common Stock of the Issuer held in the James M. Hoak Jr. IRA.

** This calculation is based upon 46,357,830 shares of Common Stock of the Issuer outstanding as of May 5, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 11, 2023.

1	NAME OF REPORTING PERSONS Zierk Family 2010 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based upon 46,357,830 shares of Common Stock of the Issuer outstanding as of May 5, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 11, 2023.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, with a par value of $0.01 (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 520 Zang Street, Suite D, Broomfield, Colorado 80021.

Item 2.	Identity and Background.
(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”), on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i.	Hoak Public Equities, L.P., a Texas limited partnership (“HPE”)
ii.	Hoak Fund Management, L.P., a Texas limited partnership and HPE’s general partner (“Hoak Management”)
iii.	Hoak & Co., a Texas corporation and the general partner of Hoak Management
iv.	J. Hale Hoak, an individual and serves as the President of Hoak & Co., and serves as the trustee of the Zierk Trust
v.	James M. Hoak, Jr., an individual and Hoak & Co.’s controlling shareholder and serves as its Chairman
vi.	Zierk Family 2010 Irrevocable Trust, a trust organized in Texas (the “Zierk Trust”)

Each of Hoak Management, Hoak & Co., James M. Hoak, Jr., and J. Hale Hoak, may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all shares of Common Stock held by HPE. J. Hale Hoak, may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all shares of Common Stock held by the Zierk Trust.

(b)	The address of the principal business and the principal office of each of the Reporting Persons is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.

(c)
i.	Each of HPE, Hoak Management, Hoak & Co., James M. Hoak, Jr. and J. Hale Hoak is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.
ii.	The principal business of the Zierk Trust, of which J. Hale Hoak serves as trustee, is investing the assets of the Zierk Trust for the benefit of the beneficiaries of the Zierk Trust.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both James M. Hoak and J. Hale Hoak are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used for the purchase of Common Stock by HPE was $9,326,920.18. All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management and Hoak & Co. do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE.

Each of James M. Hoak, Jr. and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the remaining Common Stock reported by James M. Hoak, Jr., was $1,753,036.33 (all such 396,690 shares held in the James M. Hoak, Jr. IRA), such shares being paid for using personal funds. The total amount of funds used for the purchase of the Common Stock reported by the Zierk Trust was $382,881.56. J. Hale Hoak (in his capacity as trustee of the Zierk Trust) may also be deemed to beneficially own the Common Stock owned by the Zierk Trust. The total amount of funds used for the purchase of the remaining Common Stock reported by J. Hale Hoak, was $204,604.72, such shares being paid for using personal funds.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, at current market prices, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, based upon 46,357,830 shares of Common Stock of the Issuer outstanding as of May 5, 2023 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 11, 2023:

i.	HPE directly owns an aggregate of 2,000,000 shares of Common Stock, representing approximately 4.3143% of the outstanding Common Stock.
ii.	Hoak Management, in its capacity as HPE’s general partner, may be deemed to beneficially own an aggregate of 2,000,000 shares of Common Stock, representing approximately 4.3143% of the outstanding Common Stock.
iii.	Hoak and Co., in its capacity as the general partner of Hoak Management, may be deemed to beneficially own an aggregate of 2,000,000 shares of Common Stock, representing approximately 4.3143% of the outstanding Common Stock.
iv.	The Zierk Trust owns an aggregate of 100,000 shares of Common Stock, representing approximately 0.2157% of the outstanding Common Stock.
v.	James M. Hoak, Jr. (1) directly owns an aggregate of 396,690 shares of Common Stock (held in the James M. Hoak, Jr. IRA) and (2) in his capacity as Hoak & Co.’s controlling shareholder and Chairman may be deemed to beneficially own 2,000,000 shares of Common Stock, for an aggregate of 2,396,690 shares of Common Stock, representing approximately 5.1700% of the outstanding Common Stock.
vi.	J. Hale Hoak (1) directly owns an aggregate of 50,000 shares of Common Stock and (2) in his capacity as Hoak & Co.’s President and the trustee of the Zierk Trust may be deemed to beneficially own an aggregate of 2,100,000 shares of Common Stock, for an aggregate of 2,150,000 shares of Common Stock representing approximately 4.6378% of the outstanding Common Stock.

(b)

i.	HPE owns directly the shares of Common Stock reported in this Schedule 13D to be owned by HPE and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. Hoak Management, Hoak & Co., J. Hale Hoak and James M. Hoak, Jr. (“Hoak Investors”) each may be deemed to have the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the shares of Common Stock reported with respect to HPE in this Schedule 13D (HPE directly and the Hoak Investors indirectly). The Hoak Investors disclaim beneficial ownership of any shares of Common Stock owned by HPE. HPE, Hoak Management and Hoak & Co. (collectively, the “Hoak Entities”) disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.
ii.	J. Hale Hoak has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the other shares of Common Stock reported with respect to J. Hale Hoak in this Schedule 13D. J. Hale Hoak disclaims beneficial ownership of any shares of Common Stock owned by the Hoak Entities and James M. Hoak, Jr.
iii.	James M. Hoak, Jr. has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the shares of Common Stock reported with respect to James M. Hoak, Jr. in this Schedule 13D. James M. Hoak, Jr. disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated June 23, 2023, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, Jr., J. Hale Hoak and Zierk Family 2010 Irrevocable Trust

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	June 23, 2023

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: /s/ J. Hale Hoak J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: /s/ J. Hale Hoak J. Hale Hoak President
Hoak & Co. By: /s/ J. Hale Hoak J. Hale Hoak President	James M. Hoak, Jr. By: /s/ James M. Hoak, Jr. James M. Hoak, Jr.
J. Hale Hoak By: /s/ J. Hale Hoak J. Hale Hoak	Zierk Family 2010 Irrevocable Trust By: /s/ J. Hale Hoak J. Hale Hoak, Trustee

Schedule A

Transactions – Last 60 days

Reporting Person	Transaction Date	Transaction	Shares	Price Per Share
Hoak Public Equities, L.P.	4/24/2023	Purchase	13,600	$4.74
Hoak Public Equities, L.P.	4/25/2023	Purchase	40,000	$4.69
Hoak Public Equities, L.P.	4/26/2023	Purchase	2,500	$4.59
James M. Hoak, Jr.	4/27/2023	Purchase	25,000	$4.88
Hoak Public Equities, L.P.	5/4/2023	Purchase	24,377	$4.65
Hoak Public Equities, L.P.	5/8/2023	Purchase	11,220	$4.71
Hoak Public Equities, L.P.	5/8/2023	Purchase	41,346	$4.71
Zierk Family 2010 Irrevocable Trust	5/8/2023	Purchase	4,594	$4.77
James M. Hoak, Jr.	5/9/2023	Purchase	10,000	$4.85
Hoak Public Equities, L.P.	5/9/2023	Purchase	329	$4.75
Zierk Family 2010 Irrevocable Trust	5/9/2023	Purchase	4,177	$4.79
J. Hale Hoak	5/10/2023	Purchase	3,368	$4.80
Hoak Public Equities, L.P.	5/10/2023	Purchase	25,500	$4.86
Hoak Public Equities, L.P.	5/10/2023	Purchase	2,453	$4.75
Zierk Family 2010 Irrevocable Trust	5/10/2023	Purchase	5,460	$4.80
James M. Hoak, Jr.	5/11/2023	Purchase	25,000	$4.02
J. Hale Hoak	5/11/2023	Purchase	46,632	$4.04
Hoak Public Equities, L.P.	5/11/2023	Purchase	214,677	$3.97
Zierk Family 2010 Irrevocable Trust	5/11/2023	Purchase	35,769	$4.05
Hoak Public Equities, L.P.	5/12/2023	Purchase	352,598	$3.90
Hoak Public Equities, L.P.	5/19/2023	Purchase	24,460	$3.25
James M. Hoak, Jr.	5/25/2023	Purchase	20,000	$3.23
Hoak Public Equities, L.P.	6/13/2023	Purchase	774	$3.40
Hoak Public Equities, L.P.	6/14/2023	Purchase	34,059	$3.40
Zierk Family 2010 Irrevocable Trust	6/15/2023	Purchase	50,000	$3.40
Hoak Public Equities, L.P.	6/15/2023	Purchase	25,079	$3.33
James M. Hoak, Jr.	6/16/2023	Purchase	38,722	$3.37
James M. Hoak, Jr.	6/20/2023	Purchase	25,871	$3.33
James M. Hoak, Jr.	6/21/2023	Purchase	57,097	$3.43
James M. Hoak, Jr.	6/22/2023	Purchase	45,000	$3.37